UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25375L206

(CUSIP Number)

Michael Bogdan

Post Road Special Opportunity Fund II LP

2 Landmark Square, Suite 207

Stamford, Connecticut 06901

(203) 518-8460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25375L206		Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents 107,701,179 shares of the common stock, par value $0.001 per share (“Common Stock”) of Digerati Technologies, Inc. (the “Issuer”) that would result from the exercise of the Warrant to purchase 107,701,179 shares of Common Stock (subject to certain adjustments), issued by the Issuer to Post Road Special Opportunity Fund II LP on November 17, 2020 (the “Warrant”).

SCHEDULE 13D
CUSIP No. 25375L206		Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road SOF GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Bogdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 6 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 7 of 11

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Digerati Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 825 W. Bitters, Suite 104, San Antonio, Texas 78216.

ITEM 2.	Identity and Background.

(a) This statement is filed by:

(i) Post Road Special Opportunity Fund II LP, a Delaware limited partnership (the “Fund”);

(ii) Post Road SOF GP II LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”);

(iii) Post Road Group LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission and the manager and investment advisor of the Fund (the “Manager”);

(iv) Michael Bogdan, an individual and the Managing Partner of each of the General Partner and the Manager (“Mr. Bogdan”); and

(v) Kevin C. Davis, an individual and the Managing Partner of each of the General Partner and the Manager (“Mr. Davis”).

The Fund, the General Partner, the Manager, Mr. Bogdan and Mr. Davis may each be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons.”

(b) The principal business address of each Reporting Person is 2 Landmark Square, Suite 207, Stamford, Connecticut 06901.

(c) The principal business of the Fund is to invest in loans and purchase debt or debt-like positions in operating businesses and in opportunistic special situations. The principal business of the General Partner is to serve as the general partner of the Fund. The Manager provides investment advisory and management services and acts as the investment manager of the Fund. Each of Messrs. Bogdan and Davis serves as the Managing Partner of the General Partner and the Manager.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

(i) The Fund - Delaware;

(ii) The General Partner - Delaware;

(iii) The Manager – Delaware;

(iv) Mr. Bogdan – United States of America; and

(v) Mr. Davis – United States of America.

SCHEDULE 13D
CUSIP No. 25375L206		Page 8 of 11

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

On November 17, 2020, the Fund and the Issuer entered into the Credit Agreement (the “Credit Agreement”), by and among the Fund, as lender under the Credit Agreement, the Issuer, T3 Communications, Inc. (“T3”), a majority owned subsidiary of the Issuer, as borrower under the Credit Agreement, certain subsidiaries of T3, as guarantors under the Credit Agreement, and Post Road Administrative LLC, an affiliate of the Fund, as administrative agent for the lender under the Credit Agreement. Pursuant to the Credit Agreement, among other things, the Fund agreed to make two initial term loans in the aggregate amount of $14,000,000 (the “Initial Loans”), which Initial Loans were made by the Fund to T3 on November 17, 2020, and up to an additional $6,000,000 pursuant to a delayed draw loan to the T3 (together with the Initial Loans, the “Loans”). The Initial Loans were made by the Fund with capital contributions from investors in the Fund.

In consideration of the Loans, among other things, on November 17, 2020, the Issuer issued to the Fund a warrant to purchase 107,701,179 shares (subject to certain adjustments, as described in greater detail below) of Common Stock (the “Warrant”) at a price of $0.01 per share of Common Stock. The Warrant has a term of ten years and is set to expire on November 17, 2030. The Initial Loans were made and the Warrant was acquired by the Fund for the purpose of making an investment in the Issuer.

Seventy-five percent (75%) of the Warrant Shares are immediately fully vested and not subject to forfeiture at any time for any reason. The remaining 25% of the Warrant Shares are subject to forfeiture based on the Issuer achieving certain performance targets.

The number of Warrant Shares is adjustable to allow the holder to maintain, subject to certain share issuances that are exceptions, the right to purchase 25% of the Issuer’s total shares of Common Stock, calculated on a fully diluted basis. Pursuant to the Warrant, in the event that the minority shareholders of T3 convert their shares of common stock of T3 into shares of the Issuer’s Common Stock, the number of Warrant Shares will be reduced to a number of shares of Common Stock representing 20% of the Issuer’s total shares of Common Stock, calculated on a fully diluted basis, subject to certain exceptions.

The foregoing descriptions of the Credit Agreement and the Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Credit Agreement and the Warrant, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

SCHEDULE 13D
CUSIP No. 25375L206		Page 9 of 11

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) The percentages of ownership indicated in this Schedule 13D are calculated based on 122,182,410 shares of Common Stock outstanding as of October 29, 2020 (the “Record Date”), as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended July 31, 2020 filed by the Company with the United States Securities and Exchange Commission on October 29, 2020.

As of the date of this Schedule 13D, the Warrant was exercisable into 107,701,179 shares of Common Stock (such shares, collectively, the “Warrant Shares”). The Warrant Shares, if issued, would have constituted approximately 46.9% of the Issuer’s outstanding Shares as of the Record Date.

As of the date of this Schedule 13D, each Reporting Person may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Warrant Shares as follows:

(i) The Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Warrant Shares, which, if issued, would have constituted approximately 46.9% of the Issuer’s outstanding Shares as of the Record Date.

(ii) The General Partner, as the general partner of the Fund, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Warrant Shares beneficially owned by the Fund, which, if issued, would have constituted approximately 46.9% of the Issuer’s outstanding Shares as of the Record Date. The General Partner disclaims beneficial ownership of the Warrant Shares for all other purposes.

(iii) The Manager, as the investment advisor of the Fund, may be deemed to beneficially own (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the Warrant Shares beneficially owned by the Fund, which, if issued, would have constituted approximately 46.9% of the Issuer’s outstanding Shares as of the Record Date. The Manager disclaims beneficial ownership of the Warrant Shares for all other purposes.

(iv) Each of Mr. Bogdan and Mr. Davis, as the Managing Partner of each of the General Partner and the Manager, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Warrant Shares beneficially owned by the Fund, which, if issued, would have constituted approximately 46.9% of the Issuer’s outstanding Shares as of the Record Date. Each of Mr. Bogdan and Mr. Davis disclaims beneficial ownership of the Warrant Shares for all other purposes.

(b) The Fund has the power to vote or direct its vote of the Warrant Shares and the power to dispose or direct the disposition of the Warrant Shares. The General Partner, the Manager and each of Mr. Bogdan and Mr. Davis may be deemed to share with the Fund the power to vote or to direct the vote and to dispose or to direct the disposition of the Warrant Shares.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant Shares that are the subject of this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D
CUSIP No. 25375L206		Page 10 of 11

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Credit Agreement, dated November 17, 2020, by and among T3 Communications, Inc., certain subsidiaries of T3 Communications, Digerati Technologies, Inc., Post Road Administrative LLC and Post Road Special Opportunity Fund II LP (incorporated by reference to Exhibit 10.2 to Digerati Technologies, Inc.’s Current Report on Form 8-K, filed by Digerati Technologies, Inc. with the United States Securities and Exchange Commission on November 23, 2020).
99.2	Warrant, dated November 17, 2020, issued by Digerati Technologies, Inc. to Post Road Special Opportunity Fund II LP (incorporated by reference to Exhibit 4.4 to Digerati Technologies, Inc.’s Current Report on Form 8-K, filed by Digerati Technologies, Inc. with the United States Securities and Exchange Commission on November 23, 2020).
99.3	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SCHEDULE 13D
CUSIP No. 25375L206		Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2020

Post Road Special Opportunity Fund II LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road SOF GP II LLC

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Group LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

By:	/s/ Michael Bogdan
Name:	Michael Bogdan

By:	/s/ Kevin C. Davis
Name:	Kevin C. Davis